Certain identified information has been excluded from the exhibit because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

PICOPASS LICENSE AGREEMENT

This PicoPass License Agreement (“Agreement”) is by and between Inside Secure (“INSIDE”) having a principal place of business at Arteparc Bachasson Bat A, rue de la Carriere de Bachasson, 13590 Meyreuil, France and HID Global Corporation (“HID”), a corporation incorporated in the State of Delaware, United States of America, having a principal place of business at 611 Center Ridge Drive, Austin, TX 78753 USA, for and on behalf of itself and its Affdiates. This Agreement is entered into as of this 8th day of December 2014 (“Effective Date”).

1.	Definitions. As used in this Agreement, the following terms shall have the following meanings.

a)	“Affiliate” means an entity or person who is controlled by, controlling or under common control by one of the parties. For these purposes, “control” shall mean any entity in which more than 50% of the shares or other securities representing the right to vote for the election of directors or other managing authority are owned by or controlled directly or indirectly by a party or in which a party has secured by contract the right to elect the majority of the directors or other managing authority.

b)	“CSN Range” means a range of Chip Serial Numbers (CSN) reserved by INSIDE for the PicoPass Chips delivered to HID. The format of the CSN and the range which is reserved for HID are described in the document titled “HID PicoPass Chip Serial Number” listed in the Exhibit A- l hereto (PicoPass Technology),

c)	“Exclusivity Field” means products or systems for Physical Access Control Field.

d)	“Exclusivity Period” means the period from the Effective Date of this Agreement through the date that is [***] thereafter.

e)	“HID PicoPass Chips” means the PicoPass chips developed by or for HID using the PicoPass Technology.

f)	“HID Products” means products developed and sold by or for HID or its Affiliates.

g)	“Intellectual Property Rights” means all intellectual property rights or similar proprietary rights, including, without limitation, (a) patent rights and utility models, (b) copyrights and database rights, (c) trade secrets, (d) mask works, and (e) industrial design rights; in each was, including any registration of, applications to register, and renewals and extensions of, any of the foregoing with or by any governmental authority in any jurisdiction in the world.

h)	“Licensed Intellectual Property Rights” or “Licensed IPR” means all Intellectual Property Rights embodied in the PicoPass Technology, including the PicoPass Patents.

i)	“Physical Access Control” means the products or systems that are used to allow or deny physical access into building and others physical spaces. Notwithstanding the foregoing, the Parties agree that the field of Physical Access Control shall not include any application for which the primary use is payment or transit systems.

j)	“PicoPass Chips” means INSIDE’s existing PicoPass 2KS chips and PicoPass 32KS chips in both chips on wafer and chips on modules form.

k)	“PicoPass Patents” means the patents identified in Exhibit A-2.

l)	“PicoPass Readers” means readers developed by or for HID which include all or part of the PicoPass Technology.

m)	“PicoPass Technology” means the INSIDE’s proprietary PicoPass technology specified in Exhibit A-l, used to develop and manufacture the PicoPass Chips including the PicoPass data sheet and associated Incrypt32 algorithm, other proprietary aspects of PicoPass technology (such as INSIDE’s non-standard implementation of ISO15693 and ISO14443 protocols), PicoPass specifications, firmware, workflow documentation, and any and all other technology, inventions, processes, know-how, designs, non-public materials and any other technical subject matter related to the development and manufacture of PicoPass Chips, all as specified in Exhibit A-l. For clarity, Exhibit A-l does not include protocol detection technology.

n)	“Term” means the period from the Effective Date of this Agreement through the date that is fifteen (15) years thereafter.

2.	Development of HID PicoPass Chip.

a)	License Grant to PicoPass Technology. Subject to the terms and conditions set out herein, INSIDE hereby giants to HID and its Affiliates a royalty-free, fully-paid, non- exclusive, non-transferrable, perpetual, irrevocable, worldwide license under INSIDE’s Licensed Intellectual Property Rights to make, have made, use, modify, and make derivative works of, the PicoPass Technology for purposes of development of HID PicoPass Chips or PicoPass Readers to be embedded in HID Products by or for HID and for HID to sell, offer to sell, distribute, and import such PicoPass Chips or PicoPass Readers, as embedded in HID Products (the “PicoPass License”). HID hereby accepts this grant of license, subject to the terms and conditions set forth in this Agreement. HID shall be liable for any of the obligations or liabilities of any Affiliates under the PicoPass License pursuant to this Agreement (unless such Affiliate and INSIDE have a separate agreement for the PicoPass Technology).

b)	Exclusivity. The PicoPass License shall be exclusive in the Exclusivity Field for the Exclusivity Period and non-exclusive in all other fields. On expiration of the Exclusivity Period, the PicoPass License will become non-exclusive in the Exclusivity Fields. During the Exclusivity Period, INSIDE agrees that it will not grant a license to the Pico Pass Technology to any other party for use in the Exclusivity Field. For clarity, INSIDE is not precluded by aforementioned exclusivity from selling products or systems that use the PicoPass Technology, provided however that such products or systems are not intended for use in the Exclusivity Field.

c)	CSN Range. INSIDE agrees that it will not use the CSN Range for any other customer.

d)	More Favorable Terms. INSIDE will not grant any license to use the PicoPass Technology to any other party on terms more favourable than the terms granted to HID under equivalent conditions. In the event INSIDE licenses the PicoPass Technology to another party on more favourable terms under equivalent conditions, INSIDE will apply such more favourable conditions to HID. In the event INSIDE licenses the PicoPass Technology to another party for a lesser license fee under equivalent conditions, INSIDE will refund to HID such portion of the license fee paid by HID to make the aggregate amounts paid by HID under this Agreement equivalent to the aggregate amount paid by such other licensee.

e)	Delivery of PicoPass Technology. Within ten (10) days of the execution of this Agreement, INSIDE will provide HID with the PicoPass Technology. During the Term of this Agreement, INSIDE may at its discretion develop updates to the PicoPass Technology. In such case, INSIDE agrees to promptly deliver such updates to HID, and in any event no later than it makes such updates available to other licensees.

f)	INSIDE Proprietary Information. HID shall (a) safeguard PicoPass Technology while it is in HID’s custody or control, (b) use the PicoPass Technology only in the performance of its rights under this Agreement, and (c) not disclose the PicoPass Technology to any person or entity, except to its employees and employees of its Affiliates who need to know such information for purposes of this Agreement or to consultants or other third parties who are providing services to HID in connection with the HID PicoPass Chips and who have agreed in writing to comply with confidentiality obligations that are substantially similar to the provisions of this Section.

g)	Technical Support. As part of the license fee paid by HID, INSIDE shall provide forty (40) hours of technical support to HID or its designee regarding the PicoPass Technology. In providing such technical support, INSIDE will use commercially reasonable efforts to promptly resolve any engineering or design issues with the HID PicoPass Chips. INSIDE shall provide a designated representative for HID to contact regarding technical support issues and all technical support shall at a minimum be consistent with the support and response times that INSIDE provides to any other customer of INSIDE for the PicoPass Technology. The aforementioned forty (40) hours of technical support will be provided during a period that is eighteen (18) months as from the Effective Date (the “Support Period”). INSIDE will have no obligation to provide technical support after the date on which the Support Period expires and no refund will be possible for any support hours that have not been provided as at that date.

h)	Ownership. All title, rights and interest in and to the PicoPass Technology and the Licensed IPR shall at all times remain with INSIDE, and HID shall own any modifications or derivative works developed by or for HID in creating the HID PicoPass Chips (exclusive of the underlying PicoPass Technology and subject to INSIDE’s rights thereto).

i)	Prosecution and Maintenance. INSIDE shall maintain and pay the filing, prosecution and maintenance fees on the PicoPass Patents in Exhibit A-2.

j)	Enforcement of the PicoPass Patents by HID. Within the Exclusivity Field during the Exclusivity Period, HID shall have the right, after having notified and consulted with INSIDE, to take whatever action, whether in the nature of legal proceedings or otherwise, it deems necessary to remedy or prevent any activities or threatened activities of any third party that infringe or may infringe the PicoPass Patents or PicoPass Teclmology. This right extends to, but is not limited to, any infringers whose infringement in other fields threatens HID’s exclusive use in the Exclusivity Field (e.g. by exposing INSIDE trade secrets). INSIDE agrees to reasonably cooperate in any such legal action or other proceedings instituted by HID pursuant to this Section. INSIDE will bear its own costs and expenses in providing such cooperation to HID up to an aggregate amount of [***] during the Term (the “Cooperation Basket Amount”). Any cost incurred by INSIDE in excess of the Cooperation Basket Amount will be borne by HID. Any legal costs and expenses incurred by INSIDE in relation to such cooperation will not be subject to the Cooperation Basket Amount and will be borne by HID. HID shall indemnify INSIDE against any costs and expenses (but not including any judgment rendered against INSIDE other than legal costs and expenses) arising out of, without limitation, INSIDE’s joining as a Necessary Party (hereinafter defined as a situation where INSIDE is required to join an action or proceeding by an order/decision of the relevant court or tribunal and/or joining the action or proceeding is required to confirm HID’s standing to sue and/or when it is agreed by both Parties), any action or proceeding relating to the enforcement of the PicoPass Patents by HID, the defence of the validity of any of the PicoPass Patents before any jurisdiction and/or the defence against any declaration of non-infringement of said PicoPass Patents to the extent such cases arise in connection with HID’s enforcement of the PicoPass Patents, including all costs and expenses relative to any discovery procedures or the production of any kind of documents or other materials or the provision of any testimony agreed to or ordered by a judge in relation with any such action or procedure.

3.	License Fee. In consideration of the license to granted to HID in Section 2(a), HID will pay INSIDE [***] within ten (10) business days of signing this Agreement. Aforementioned license fee is non-refundable and is exclusive of any applicable taxes, such as sales, use, value-added, goods and services, export or import taxes or customs duties. INSIDE will invoice applicable taxes separately.

4.	RESERVED.

5.	Warranties. INSIDE represents and warrants that INSIDE has full power and authority to make and enter into this Agreement. THE PICOPASS TECHNOLOGY IS PROVIDED TO HID “AS IS”. INSIDE DOES NOT MAKE ANY EXPRESS, IMPLIED OR STATUTORY WARRANTIES, INCLUDING BUT NOT LIMITED TO THE WARRANTIES OF SATISFACTORY QUALITY OR FITNESS FOR A PARTICULAR PURPOSE, OR ARISING FROM A COURSE OF DEALING, TRADE USAGE OR TRADE PRACTICE, AND ANY AND ALL SUCH WARRANTIES ARE HEREBY DISCLAIMED.

6.	Indemnification. INSIDE will defend HID from any claim against HID by a third party that the PicoPass Technology as furnished and used within the scope of this Agreement infringes a third party Intellectual Property Right (a “Claim”) and will indemnify HID against all costs and damages, including reasonable attorney’s fees and expenses, finally awarded by a judgment of a court of competent jurisdiction or agreed to in settlement of such a Claim by INSIDE, provided that: (i) HID notifies INSIDE promptly in writing of the Claim; (ii) INSIDE is provided sole control of the defense of the Claim and all related settlement negotiations; and (iii) HID provides INSIDE with the assistance, information and authority necessary to perform the above. INSIDE shall have no obligation to HID under this Section for any claim of infringement: (a) to the extent based on alterations or modifications of the PicoPass Technology not made by INSIDE where the infringement would not have arisen but for such alterations or modifications; (b) to the extent based on combinations of the PicoPass Technology with products or materials not provided by INSIDE where the infringement would not have occurred but for such combination; or (c) that is a counter suit or counter claim by a third party in direct response to an infringement claim first initiated by HID against such third party. In the event that INSIDE anticipates that the PicoPass Technology may become subject to a Claim, INSIDE shall have at its option and expense the right to (i) modify the PicoPass Technology to be non-infringing; or (ii) obtain for HID a license to continue using the PicoPass Technology.

7.	Limitation of Liability. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR ANY LOSS OF PROFIT OR PRODUCTIVITY, LOSS OF QUIET ENJOYMENT, SPECIAL, INCIDENTAL, INDIRECT, CONSEQUENTIAL, EXEMPLARY OR PUNITIVE DAMAGES ARISING UNDER THIS AGREEMENT EVEN IF SUCH PARTY HAS BEEN ADVISED OF, OR IS OTHERWISE AWARE OF, THE POSSIBILITY OF ANY SUCH DAMAGES OR CLAIMS. THE FOREGOING SHALL NOT, HOWEVER, AFFECT OR LIMIT INSIDE’S INDEMNIFICATION OBLIGATIONS UNDER SECTION 6. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, EXCEPT FOR A BREACH OF CONFIDENTIALITY OR INFRINGEMENT OR MISAPPROPRIATION OF THE OTHER PARTY’S INTELLECTUAL PROPERTY RIGHTS, NEITHER PARTY’S AGGREGATE LIABILITY PURSUANT TO THIS AGREEMENT SHALL EXCEED A TOTAL AMOUNT EQUAL TO THE LICENSE FEES PAID BY HID TO INSIDE PURSUANT TO THIS AGREEMENT, AND THE EXISTENCE OF MORE THAN ONE CLAIM SHALL NOT ENLARGE THIS LIMIT.

8.	Miscellaneous.

a)	Assignment. Neither Party may delegate, assign, transfer or attempt to delegate, assign or transfer this Agreement or its rights or obligations under this Agreement, whether through assignment by operation of law, direct assignment, sale of substantially all assets, reorganization, merger, reverse merger or similar assignment or change of control, without the prior written consent of the other Party (not to be unreasonably withheld or delayed) unless such assignment is to an Affiliate, and any assignment without such consent shall constitute a material breach of this Agreement and have no force or effect, shall not be binding or valid and shall instead be null and void. For purposes of this Agreement, a change of control, merger, reverse merger or similar transaction of a Party shall be deemed to be a transfer of this Agreement. This Agreement shall be binding upon, and shall inure to the benefit of, the permitted successors and assigns of the Parties hereto.

b)	Waiver. The failure by either party to enforce any provision of this Agreement or to exercise any right in respect thereto shall not be construed as constituting a waiver of its right hereunder.

c)	Severability. If any of these provisions are held to be unenforceable in any jurisdiction for any reason, such provision shall be reformed only to the extent necessary to make it enforceable, and such decision shall not affect the enforceability (a) of such provision under other circumstances or jurisdictions, or (b) of the remaining provisions hereof under all circumstances or jurisdictions.

d)	Governing Law. This Agreement will be governed by the laws of England, without regard to any conflicts of laws provisions. All disputes arising out of this Agreement shall be subject to the exclusive jurisdiction of and venue in the competent courts of England and no other place, and each party hereby irrevocably consents to the personal and exclusive jurisdiction and venue of these courts. Any disputes and proceedings relating to this Agreement shall be conducted in the English language.

9.	Entire Agreement. This Agreement, together with the Letter Agreement and other exhibits attached hereto, is intended by the parties as a final, complete and exclusive expression of the terms of their agreement, and supersedes all prior agreements and understandings between the parties with respect to the subject matter hereof. No modification or amendment of any portion of this Agreement will be effective unless such amendment is in writing and signed by the parties to this Agreement and makes reference to this Agreement.

10.	Counterparts. This Agreement may be executed in duplicate originals, or in separate counterparts, which are effective as if the parties signed a single original. A facsimile of an original signed Agreement transmitted to the other party is effective as if the original was sent to the other party.

11.	Termination and Survival.

INSIDE may terminate this Agreement upon notice for cause in case HID challenges the validity or enforceability of the Licensed IPR in any legal process. The parties agree that the Sections, 2(f) (INSIDE Proprietary Information), 2(h) Ownership, 5 (Warranties), 7 (Limitations of Liability) and 8 (Miscellaneous) will survive the expiration or termination of this Agreement for any reason. Section 2(a) (License Grant to PicoPass Technology) will survive the expiration of the Agreement but not termination by Inside for cause pursuant to this Section.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives as of the day and year first above written.

HID:		INSIDE:

HID Global Corporation		INSIDE Secure

By:	/s/ Denis R. Hébert	By:	/s/ Pascal Didier
Name:	Denis R. Hébert	Name:	Pascal Didier
Title:	President & CEO	Title:	GM & Corp. Secretary
Date:	December 18, 2014	Date:	December 23, 2014